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                                                                EXHIBIT 12(a)(5)

[VINVENDI
  UNIVERSAL LOGO]


                                                    MEDIA RELATIONS:
                                                    Anita Larsen
                                                    212-572-1118

                                                    TREASURY CONTACT:
                                                    John Preston
                                                    212-572-7819

                                                    INVESTOR RELATIONS (PARIS):
                                                    Ariane De Lamaze
                                                    011-33-1-71-71-10-84



                                VIVENDI UNIVERSAL
                ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION
           FOR 7.50% ADJUSTABLE CONVERSION-RATE EQUITY SECURITY UNITS
                           OF THE SEAGRAM COMPANY LTD.
                                 ---------------



         NEW YORK, February 6, 2001--- Vivendi Universal today announced that it is commencing an exchange offer and consent solicitation for all of the 7.50% Adjustable Conversion-rate Equity Security Units (the "Units") issued by The Seagram Company Ltd. ("Seagram"). Vivendi Universal is offering to exchange
0.7535 Vivendi Universal American Depositary Shares ("ADSs"), and $4.13 in cash, plus accrued and unpaid distributions to but not including the date of payment (for an aggregate cash payment of $5.00, assuming settlement on March 14, 2001), for each Unit validly tendered and not properly withdrawn in accordance with the terms and subject to the conditions of the exchange offer and consent solicitation.

         Each Unit currently consists of a purchase contract to purchase 0.7535 Vivendi Universal ADSs on June 21, 2002 (or 0.6667 Vivendi Universal ADSs in the event that the holder elects early settlement) and a subordinated deferrable note issued by Joseph E. Seagram & Sons, Inc. and guaranteed on a subordinated basis as to payment of principal and interest by Seagram. Each Vivendi Universal ADS represents one Vivendi Universal ordinary share.

         The exchange offer and consent solicitation for the Units will expire at 12:00 midnight, New York City time, on March 7, 2001, unless the offer is extended by Vivendi Universal (as the same may be extended, the "expiration date"). The withdrawal rights and revocation rights will also expire at 12:00 midnight, New York City time, on the expiration date. Holders who desire to tender their Units pursuant to the exchange offer must consent to the proposed amendments in the consent solicitation and holders may not deliver consents without tendering the related Units. Holders may not revoke consents without withdrawing the Units tendered pursuant to the exchange offer.

         The consent solicitation seeks consents to certain amendments to the Units, the purchase contract agreement and the subordinated notes related to the Units and the indenture pursuant to which the subordinated notes were issued. The proposed amendments would, among other things, (1) eliminate the limitations under the purchase contract agreement on consolidations, mergers, conveyances and transfers; (2) eliminate substantially all of the covenants in the indenture other than the covenants requiring payment of interest on and principal of the subordinated notes when due and requiring the maintenance of an office for purposes of making payments on the subordinated notes; (3) eliminate events of default under the indenture relating to defaults on bankruptcy and insolvency;
(4) eliminate the limitations in the indenture on consolidations, mergers, conveyances and transfers; and (5) modify certain repurchase and


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defeasance provisions in the indenture. Holders of at least a majority of the outstanding Units must consent to the proposed amendments in order for them to be adopted.

         The offer is conditioned upon, among other things, at least a majority of the Units being validly tendered and not properly withdrawn pursuant to the offer. Because valid tenders of Units will constitute consents to the proposed amendments to the Units, purchase contract agreement, subordinated notes and the indenture, Vivendi Universal will have obtained the consents necessary to adopt the proposed amendments and to execute the supplemental agreement to the purchase contract agreement and the supplemental indenture to the indenture if the minimum condition is satisfied. Vivendi Universal believes that, as of December 31, 2000, 20,025,000 Units were outstanding for purposes of determining whether the minimum condition has been satisfied and whether sufficient consents have been obtained to adopt the proposed amendments.

         Banc of America Securities LLC and Salomon Smith Barney are acting as the dealer managers for the exchange offer and consent solicitation. The information agent for the exchange offer and consent solicitation is Mellon Investor Services LLC. The exchange agent for the exchange offer and consent solicitation is The Bank of New York. The exchange offer and consent solicitation are being made pursuant to the Prospectus and Consent Solicitation dated February 6, 2001 and the related Letter of Transmittal and Consent, which more fully set forth the terms of the exchange offer and consent solicitation.

         Additional information concerning the terms of the exchange offer and consent solicitation may be obtained from Banc of America Securities LLC at
(866) 475-9886 (toll free) or (704) 388-8853 (collect) or from Salomon Smith Barney, Liability Management Group, at (800) 558-3745. Copies of the Prospectus and Consent Solicitation and related documents may be obtained by calling Mellon Investor Services LLC at (866) 293-6618 or by writing them at Mellon Investor Services LLC, c/o Reorganization Department, P.O. Box 3301, South Hackensack, New Jersey 07606.

         This press release shall not constitute an offer to purchase or a solicitation of acceptance of the exchange offer and the consent solicitation, which may only be made pursuant to the terms of the Prospectus and Consent Solicitation and related Letter of Transmittal and Consent. In any jurisdiction where the laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed made on behalf of Vivendi Universal by Banc of America Securities LLC or Salomon Smith Barney or one or more registered brokers or dealers licensed under the laws of such jurisdiction.


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